

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT





May 3, 2004

Lisa Snow, Esq.
Vice President and Chief Counsel
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206

Re: College Retirement Equities Fund ("Fund")
Shareholder Proposal of Timothy H. Buchman

Dear Ms. Snow:

In a letter dated February 24, 2004, you notified the staff of the Securities and Exchange Commission ("Commission") that the Fund intends to exclude from its proxy materials for its 2004 annual meeting a shareholder proposal submitted by letter dated February 9, 2004, from Timothy H. Buchman.[1] The proposal provides:

> THEREFORE BE IT RESOLVED that, beginning with the next Directors' election following the adoption of this resolution, the primary fiduciary duty of the CREF Board of Directors ought to be first and foremost to the participants.

You requested confirmation that we would not recommend enforcement action to the Commission if the Fund excludes the Proposal in reliance on Rule 14a-8(i)(6) under the Securities Exchange Act of 1934. Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy statement if the company would lack the power or authority to implement the proposal. You note that the CREF Board of Trustees "has not power to define for itself the fiduciary duties already defined for it."

There appears to be some basis for your view that the Fund may exclude the proposal under Rule 14a-8(i)(6) as beyond the power of CREF to implement. Accordingly, we will not recommend enforcement action to the Commission if the Fund omits the proposal from its proxy materials in reliance on Rule 14a-8(i)(6).

Because our position is based upon the facts recited in your letter, different facts or conditions or additional facts or conditions may require a different conclusion. Further, this response only expresses our position on enforcement action under Rule 14a-8 and does not express any legal conclusion on the issues presented. In considering your request, we have not found it necessary to reach the other bases for omission upon which you rely.

[1] We have also received letters dated February 26, 2004 and April 2, 2004 from Mr. Buchman. In addition, we have received your letter dated March 30, 2004.

We note that the Fund did not file its reasons to exclude the proposal at least 80 calendar days before the date on which it intends to file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant the Fund's request that the 80-day requirement be waived.

I refer you to our letter to the Fund dated May 3, 2004 regarding a shareholder proposal submitted by Abigail A. Fuller, to which we have attached a brief description of the Division of Investment Management's informal procedures regarding shareholder proposals. If you have any questions regarding this matter, please contact the undersigned at (202) 942-0552.

Sincerely,



Harry Eisenstein
Senior Counsel
Office of Insurance Products



College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000

Lisa Snow
Vice President and Chief Counsel
(212) 916-5541
(212) 916-5760 FAX
lsnow@tiaa-cref.org

February 24, 2004

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20054

Re: College Retirement Equities Fund's Omission of Shareholder Proposal of Timothy H. Buchman

Dear Mr. Kotapish:

The College Retirement Equities Fund ("CREF") hereby gives notice to the staff of the Securities and Exchange Commission (the "Staff") of CREF's intention to omit from its proxy statement and form of proxy ("2004 Proxy Materials") a shareholder proposal and supporting statement which was submitted to CREF by Timothy H. Buchman (the "Proponent") dated February 9, 2004 (the "Proposal") for its 2004 annual meeting of shareholders.[1] Pursuant to Rule 14a-8(j), CREF has simultaneously notified the Proponent of its intent to omit the Proposal from the 2004 Proxy Materials by copy of this letter.

The Proposal relates to the fiduciary duties of CREF's Board of Trustees[2] (the "CREF Trustees"). A copy of the Proposal is attached hereto as Appendix A.

We request that the Staff confirm that it will not recommend that enforcement action be taken if CREF omits the Proposal from its 2004 Proxy Materials.[3] We believe that the

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[1] Unlike most other registered open-end investment companies, CREF voluntarily holds an annual meeting of its shareholders even though it is not required to do so under the Investment Company Act of 1940 or state law. This year, including the Proposal, CREF has received a total of 10 shareholder proposals for inclusion in its proxy materials.

[2] The Proposal refers to the "CREF Board of Directors." For the purposes of this letter, CREF assumes that the Proponent intended to refer to CREF's Board of Trustees.

[3] CREF respectfully requests that the Staff waive the requirement under Rule 14a-8(j) that the company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive form of proxy with the Commission. The annual meeting of CREF has been historically held in November. The proxy statement for the 2003 annual meeting specifically noted that CREF was considering holding the 2004 annual meeting at an earlier date. CREF shareholders were subsequently notified that the annual meeting would be held in June 2004, and that the deadline for receiving shareholder proposals was February 12, 2004, allowing sufficient time for shareholder proposals to be submitted. CREF intends to file its definitive proxy statement on or about May 7, 2004 in order to print and mail the over 2 million proxy materials required for this year's annual meeting.

Proposal may be omitted pursuant to subparagraphs (i)(2), (i)(3), (i)(6), (i)(7), (i)(8) or (i)(10) of Rule 14a-8 (the "Rule"), as discussed below.

CREF is a non-profit corporation established under the laws of New York State and registered with the Securities and Exchange Commission (the "Commission") as an open-end diversified management investment company under the Investment Company Act of 1940 ("1940 Act"). Teachers Insurance and Annuity Association of America ("TIAA"), CREF's companion organization, is a stock life insurance company. Together, through the issuance of variable and guaranteed annuity certificates, these companies comprise the principal retirement system for the nation's education and research communities.

I. The Proposal may be excluded because it seeks to define what is already defined under law.

The specific action sought by the proponents in the Proposal reads as follows:

THEREFORE, BE IT RESOLVED that, beginning with the next Directors' election following the adoption of this resolution, the primary fiduciary duty of the CREF Board of Directors ought to be first and foremost to the participants.

CREF notes that the Proposal would have the CREF Trustees define for themselves fiduciary standards that are already defined under state and federal law. As directors of a registered investment company, CREF's Trustees have specific fiduciary duties under the 1940 Act, including Section 36(a). In addition, CREF's Trustees have fiduciary duties under Section 717 of the New York Not-For-Profit Corporation Law. As such, they owe a duty of care, a duty of loyalty and a duty of obedience to CREF. In light of these legal requirements, the CREF Trustees have no power to do otherwise than to comply with the Proposal to the extent it is consistent with the CREF Trustee's fiduciary duties, and no power to comply if it is inconsistent.

The Proposal suggests that a fiduciary duty to CREF differs from a fiduciary duty to CREF participants. Like directors of other investment companies, CREF's Trustees have a duty to the investment company as well as to the investment company's shareholders. We believe that these duties are consistent.

A number of the exclusions in paragraph (i) of the Rule arguably apply to a proposal such as this one that attempts to define the legal obligations of an investment company's board. For example, the Proposal may be excludable under paragraph (i)(6) because the CREF Trustees lacks the power or authority to implement it: namely, it has no power to define for itself the fiduciary duties already defined for it under applicable law. Similarly, the Proposal may be excludable under paragraph (i)(10) as having been substantially implemented, in that the CREF Trustees have no choice but to implement their fiduciary obligations in accordance with legal requirements.[4] Regardless of the basis for an exclusion under the Rule, however, it is clear that it would be a futile, expensive and unnecessary exercise to require CREF's participants to vote on a proposal that would seek to define the CREF Trustees' fiduciary duties and/or direct the CREF Trustees to comply with them. Consequently, we respectfully submit that such a proposal may be excluded from the 2004 Proxy Materials under paragraph (i)(6) or (i)(10) of the Rule.

II. The Proposal may be excluded because it has been substantially implemented

CREF also respectfully submits that, from the perspective of actual action by the CREF Trustees, the Proposal has been fully implemented. The Commission has noted that, in order for a proposal to have been substantially implemented, the company must have actually taken steps to implement the proposal.[5] In this regard, in Honeywell International Inc. (Feb. 29, 2000) the Staff noted that a proposal requesting a board to investigate whether management used "improper accounting practices" was substantially implemented, in part because the company's senior management continually monitored accounting practices. In addition, the Staff has taken the position that a proposal authorizing an investment company's management to sell stock "short" was substantially implemented, in part because the company's prospectus disclosed that fund assets could be invested "in all types of securities in whatever amounts or proportions" the company's manager believed were "best suited to current and anticipated economic and market conditions."[6]

The CREF Trustees take, and has always taken, great effort in seeking to meet their fiduciary duties to CREF and its participants, including, for example, by requesting and evaluating appropriate documentation in connection with the annual consideration for re-approval of CREF's investment advisory agreement and its distribution plan under Rule 12b-1 under the 1940 Act. CREF obtains its advisory services through an at-cost arrangement that CREF believes is extremely favorably to participants. In addition, as noted in CREF's proxy statement for its 2003 annual meeting, each of the CREF Trustees are persons who are not deemed to be "interested persons" of CREF under the 1940 Act and attended at least 75% of the meetings of the CREF Trustees and committees on which they served. Based on these and other indicia of the CREF Trustees fulfilling their fiduciary obligations, the Proposal may be properly omitted from the 2004 Proxy Materials pursuant to paragraph (i)(10).

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4 In addition, as discussed below, we believe that a proposal of this nature is excludable under paragraph (i)(7) because it relates to the ordinary business operations of a company.

5 Securities Exchange Act Rel. No. 39093 (Sept 18, 1997). See also, Brazilian Equity Fund, Inc. (May 8, 1998).

6 See, Tri-Continental Corp. (Mar. 25, 2003).

III. The Proposal may be excluded because it is false and misleading

Even if the Proposal were not excludable for the foregoing reasons, the Proposal and the supporting statement are contrary to the Commission's proxy rules and can be omitted from the 2004 Proxy Materials. Paragraph (i)(3) of the Rule permits the omission from a proxy statement of a proposal that violates any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy materials.

A. The Proposal impugns the character of the Trustees

Proxy materials that impugn character, integrity, or personal reputation, or make charges concerning improper, illegal, or immoral conduct without factual foundation may be misleading within the meaning of Rule 14a-9. The Proposal is false and misleading because it impugns the character and integrity of the CREF Trustees by suggesting that the CREF Trustees have not complied, and are not complying, with their fiduciary duties. In The Swiss Helvetia Fund, Inc. (Apr. 3, 2001), the Staff permitted an investment company to exclude a shareholder proposal recommending "that the directors try not to violate their fiduciary duty to the stockholders" on the grounds that the proposal implied that the directors have violated or may choose to violate their fiduciary duty. The implication of past misconduct in the Proposal is reinforced by the language of the proposed resolution requiring the CREF Trustees to make their fiduciary duty to CREF participants primary "beginning with the next Directors' election following the adoption" of the resolution. The mere allegation in the Proposal that certain parties, presumably other investment companies affiliated with CREF and TIAA, are "getting a better deal" does not provide a factual foundation for an assertion of a breach of fiduciary duty by the CREF Trustees with respect to participants.[7]

B. The Proposal is vague and indefinite

The Proposal may also be excluded due to its inherent vagueness and indefiniteness. The Staff has explained that a proposal is vague and indefinite, and therefore subject to exclusion under paragraph (i)(3), "where the meaning and application of terms or the standards under the proposal may be subject to differing interpretations."[8] The Staff concurred that the proposal could be excluded as vague and indefinite under paragraph (c)(3) [referencing the former rule number], because, among other things, the proposal was so vague

[7] While the fees charged by investment advisers to comparable funds is one factor that a fund's board should consider in deciding whether to approve an investment advisory contract, it is not the principal factor. Gartenberg v. Merrill Lynch Asset Management, Inc., 694 F. 2d 923, 929 (2d Cir. 1982).

[8] CBRL Group, Inc. (September 6, 2001) (proposal seeking to have the company include a full and complete disclosure in its annual report "of all expenses relating to corporate monies being used for personal benefit of officers and directors" was excluded as vague and indefinite); H.J. Heinz Company (May 25, 2001) (proposal requesting that the company implement a human rights standards program was excluded on the grounds that it was vague and indefinite). For example, in The Travelers Corporation (Dec. 11, 1980), a shareholder requested the company to create a stockholders audit committee "to review and make recommendations to the Independent Auditors [sic] any and all phases of their audit pertaining to the welfare of the stockholders."

that shareholders could not reasonably determine what they are being asked to vote on. The Staff has noted that in such a situation, "the proposal may be misleading because any action ultimately taken by a company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."[9]

The fiduciary duty that directors owe to a corporation is a complex subject that involves many different obligations and ways to comply with such obligations. The Proposal does not suggest any specific actions that should be taken by the CREF Trustees in relation to the exercise of their fiduciary duties, and CREF participants considering the Proposal would not know what action they were requesting the CREF Trustees to take, nor would the CREF Trustees be able to ascertain what mandate was being given to them by participants if the Proposal were adopted.[10]

The Proposal is also vague and indefinite because it is subject to varying interpretations. Instead of being read merely to reiterate the CREF Trustees' existing fiduciary obligations or to request that the CREF Trustees fulfill such obligations, the Proposal might be read to suggest that the CREF Trustees, all of whom also serve as trustees of other investment companies affiliated with CREF and TIAA (the "Other TIAA-CREF Funds"), owe an enhanced or special fiduciary duty to CREF participants as compared to investors in the Other TIAA-CREF Funds.[11] For example, the proposed resolution would specify that the "primary" fiduciary duty of the Trustees ought to be "first and foremost" to CREF participants, and the Proposal alleges that the fees paid by CREF participants are unfair in relation to the fees paid by investors in the Other TIAA-CREF Funds.

Due to these uncertainties, the Proposal is misleading and subject to exclusion under paragraph (i)(3).

[9] Fuqua Industries, Inc. (March 12, 1991).

[10] See Maryland Realty Trust (Feb. 7, 1980).

[11] We would note that, if the Proposal were interpreted in this manner, it would also be excludable under paragraphs (i)(2) and (i)(6) of the Rule because the Trustees would violate state and federal law by implementing the Proposal, and therefore lack the power or authority to implement it. The shareholders of all investment companies, including the Other TIAA-CREF Funds, are entitled to fiduciary responsibility on the part of their directors. Section 36(a) of the 1940 Act authorizes the Commission to take action against any investment company director for "a breach of fiduciary duty involving personal misconduct in respect of *any* registered investment company for which such person so serves or acts" (emphasis added). Furthermore, the trustees of the Other TIAA-CREF Funds are considered under applicable state law to be fiduciaries to such other investment companies. See, e.g., McLachlan v. Simon, 31 F. Supp. 2d 731, 739-40 (denying motion to dismiss claim of breach of fiduciary duty against trustees of Delaware business trust), aff'd in part, 262 F.3d 923 (9th Cir. 2001), cert. denied, 536 U.S. 941 (2002). Therefore, to the extent the Proposal would require the Trustees to have a "primary" fiduciary duty to CREF participants and a correspondingly weaker fiduciary duty to shareholders of the Other TIAA-CREF Funds for which they serve as trustees, the Proposal would conflict with the Trustees' responsibilities to the Other TIAA-CREF Funds.

IV. The Proposal may be excluded because it relates to the ordinary business of the CREF

Even if the Proposal were not excludable on the foregoing grounds, it would be excludable under paragraph (i)(7) of the Rule since it relates to the ordinary business of CREF. Paragraph (i)(7) provides that CREF may exclude a "proposal [that] deals with a matter relating to the company's ordinary business operations." As noted above, in overseeing the management and business operations of CREF, the CREF Trustees are required to act as fiduciaries in relation to CREF and its participants. The CREF Trustees must consider, in connection with any management decision, whether such decision is consistent with their fiduciary duty to CREF and its participants. Therefore, the Proposal relates to the ordinary business of CREF to the extent it merely requests that the CREF Trustees consider and fulfill their fiduciary duty.

We believe that this analysis is reflected in the Staff's response in Clemente Global Growth Fund, Inc. (Feb. 14, 1997). In that letter, the Staff rejected an investment company's assertion that a proposal that the company's board solicit competitive proposals for a new investment adviser could be excluded, stating that the proposal went "beyond the actions required of the directors in fulfilling their fiduciary and statutory duties." In contrast, the Proposal here is by its terms limited to actions within the scope of the CREF Trustees' fiduciary duties, and should be excludable under the analysis in the Clemente letter.

In addition, the Proponent's supporting statement takes exception to certain specific matters related to the ordinary business of CREF, including, for example, "[a]dministrative [e]xpenses, such as an increased marketing budget, and support of sports competitions and museum exhibitions." In this respect, the Proponent is second-guessing some of the expenses incurred by CREF in the ordinary course of business.[12] The Staff has consistently found that such matters can be excluded pursuant to paragraph (i)(7).[13]

V. The Proposal may be excluded because it relates to a board election

Even if the Proposal were not excludable for the foregoing grounds, it relates to the election of directors and can be excluded. Paragraph (i)(8) of the Rule provides that CREF may exclude a proposal that "relates to an election for membership on the company's board of directors." Although, on its face, the Proposal purports to make a recommendation to the CREF Trustees, in reality the Proposal is nothing more than an allegation that the CREF Trustees have violated their fiduciary duty. The Staff has taken the position that a proposal that alleged that the company's directors had violated their fiduciary duty and called for their termination, called "into question the qualifications of the named individuals who are

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[12] As required by Rule 12b-1 under the 1940 Act, CREF pays expenses relating to its distribution pursuant to a written plan that describes all material aspects of the distribution financing and that has been adopted and continued in accordance with the requirements of Rule 12b-1.

[13] See, J.C. Penney Co., Inc. (March 30, 2000) and The Quaker Oats Company (March 16, 1999).

candidates for re-election; and appear[ed] to derogate the quality and integrity of the board members to the extent that the proposals may be deemed an effort to oppose the management's solicitation on behalf of the re-election of these persons."[14] Because some members of the CREF Trustees against whom improper conduct has been alleged in the Proposal will be nominated for election at CREF's 2004 annual meeting of participants, the Proposal "relate[s] to an election for membership on the company's board of directors" by opposing such Trustees' election. For these reasons, the Proposal is excludable under paragraph (i)(8).

VI. Conclusion

In view of the foregoing, CREF respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from its proxy materials for its 2004 annual meeting.

If you have any questions concerning our request or require any additional information, please contact the undersigned at (212) 916-5541.

Sincerely,



Lisa Snow

cc: Timothy H. Buchman

[14] Phillips Petroleum Co. (Feb. 12, 1981). See also, Pepsi Co., Inc. (Feb. 1, 1999) and Black & Decker Corp. (Jan. 21, 1997).

Abigail A. Fuller, 807 East Street, North Manchester, IN 46962, owning 140.303 accumulation units in the CREF Social Choice Account, has given notice that she intends to present the following resolution at the annual meeting:

WHEREAS TIAA-CREF professes to be a leader in corporate governance issues, and professes accountability and transparency as key pillars of effective governance;

WHEREAS TIAA-CREF wishes to be considered a socially responsible investor concerned with environmental and social issues and believes itself to be active and involved in the solution of community problems;

WHEREAS TIAA-CREF owns to the date of 30th of June, 2003, 3,372,396 shares of COSTCO corporation with an estimated value of $123,429,693, making it one of the largest investors in that company;

WHEREAS COSTCO is a company that is responsible for the destruction of an ecologically important site in Cuernavaca, Mexico, destroying works of art and an archeological site, heritage of humanity;

WHEREAS the High Commission for Human Rights of the United Nations has made a declaration against the company for, with the support of local authorities, violating human rights of first, second, and third generation;

WHEREAS COSTCO has been insensitive to the community request that it not build warehouses at a historic and ecologically important site in Cuernavaca;

WHEREAS COSTCO has not responded to nearly 150 organizations requesting that it not build warehouses at a historic and ecologically important site in Cuernavaca, Mexico;

WHEREAS COSTCO chose to build a warehouse complex in an area in which it is prohibited by law from doing so and did not properly comply with the studies required to build them in a central part of the city of Cuernavaca;

WHEREAS COSTCO is a company with an administration that asked stockholders to vote against extending its code of ethics to include land procurement practices;

WHEREAS COSTCO is a company that has rejected a resolution proposal from Christian Brothers Investment, a socially responsible investment fund, to extend its code of ethics;

THEREFORE BE IT RESOLVED that the shareholder requests that TIAA-CREF divest all its shares of COSTCO and request that COSTCO repair damages to the society in Mexico and changes its corporate governance practices to include full ethical behavior.

The present resolution makes references to several sources of information: the report of the High Commission for Human Rights of the United Nations for Mexico; the report presented by OmCED of the Earth council on the Casino de la Selva case; the report presented by Amnesty International with respect to the situation of Human Rights in Mexico; the resolutions taken by the board of directors of Costco Corporation, January 29th, 2004.

Timothy H. Buchman, 430 Meer Avenue, Wyckoff, NJ 07481 (http://crefwatch.home.att.net/), owning 595.293 accumulation units in the CREF Stock Account, and 576.413 accumulation units in the CREF Inflation-Linked Bond Account intends to present the following resolution at the 2004 annual meeting.

Whereas, government regulations are ambiguous as to whether the *primary* fiduciary duty of the board of directors of a mutual fund is to the shareholders or to the company, and

Whereas, the current draft of the "reform-oriented" Senate Bill 1971 states, for example, only that contracts between a fund and the advisor be "in the best interests of the company"; and

Whereas, new Administrative Expenses, such as an increased marketing budget, and support of sports competitions and museum exhibitions may or may not be in the best interest of participants; and

Whereas, the *same* personnel who perform Investment Management and other services for CREF retirement participants are performing *similar services* to Institutional and Retail mutual fund customers at rates that are lower, capped, and / or with waivers of actual incurred costs;

THEREFORE BE IT RESOLVED that, beginning with the next Directors' election following the adoption of this resolution, the primary fiduciary duty of the CREF Board of Directors ought to be first and foremost to the participants.

Participant's Supporting Statement:
When CREF's business consisted almost entirely of retirement annuities in its' *own* tax-deferred accounts, participants had little reason to worry that anyone else might be "getting a better deal" than they were.

The interests of CREF (for example, to promote new retail products, or to interest outside plan administrators in CREF products, or to induce non-employee financial advisors to recommend CREF products to their own customers) may no longer be *assumed* to be those of current retirement participants.

In fact, investors in the CREF Stock Fund variable annuity (selected here as a prime example of the traditional "college retirement" product) paid more for Investment Management services alone, and more in total fees to TIAA-CREF affiliated companies than did investors in comparable funds in the Institutional and Retail CREF fund classes. Elliot Spitzer has described such (generally, legal) differences as unfair to investors. He has received no support from the SEC towards his position.

Investment Management, in particular, cannot be argued to be more expensive for retirement accounts. It could be expected that an 80%-indexed fund is cheaper to manage if it is larger, as is the CREF Stock Fund. But because the CREF Stock Fund is required to pay "actual costs", and the other lines of business are not, there is no limit on its' expenses. They rose 50% between 2000 and 2003.

This resolution does not mean that CREF should damage itself to make profits for the participants. A fiduciary is not required to take food out of her own mouth to feed an impoverished client. Rather, it formalizes the original mission of the organization, to improve the financial status of participants.

Timothy H. Buchman February 9, 2004

TIMOTHY H. BUCHMAN
430 MEER AVENUE
WYCKOFF, NEW JERSEY 07481-1805
(201) 848-9491

February 26, 2004 (Six (6) paper copies)

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
450 5th Street NW
Washington DC 20054

Re: College Retirement Equities Fund's Omission of Shareholder Proposal of Timothy H. Buchman
(CREF's "Omission Letter" of February 24, 2004 to the Commission)

Dear Mr. Kotapish:

I would have preferred to negotiate informally the contents of my Proposal ("the Proposal") with CREF. However, footnote 3 of the Omission Letter overlooks the fact that specific notice of the 5-month advancement of the Annual Meeting, and the due date for proposals (embedded in the center of a page of the Quarterly Account Statements for non-annuitized shareholders) was only received by participants around January 8, 2004. That left only about 35 calendar days to prepare and submit proxy proposals. (The preceding Annual Meeting took place on December 15, 2003, and the 2004 Annual Meeting will take place on an unspecified day in June.) Similar notice was only posted on the main and "News" pages of the TIAA-CREF web site for approximately 8 days preceding the due date for Proposals. Furthermore, the original 2003 Proxy Statement(for the November 23, 2003 meeting which was postponed, and which presented that year's proposals in a different order than they appeared in on the proxy ballot) stated that proposals for the 2004 annual meeting were to be submitted by June 16, 2004.

I respectfully note that these facts may also justify more allowance than may be usual by the Staff for the efforts of lay shareholders to prepare proposals and cure deficiencies in them than when there is a 12-month period between successive annual meetings. The preceding facts may also militate against CREF's request for a waiver of the 80-day requirement for filing their objections to the Proposal with the Commission.

I believe that the CREF's statements in excluding my 2004 Proposal are in error. In four cases noted below, I find them to be false or misleading. Referring by Section of the Omission Letter (Roman) number and subheading to their statements:

"I The Proposal may be excluded because it seeks to define what is already defined under law."

CREF states later in the same document, under **III B**, "The fiduciary duty that directors owe to a corporation is a complex subject that involves many different obligations and ways to comply with such obligations. The Proposal does not suggest any specific actions that should be taken by the CREF Trustees ..." This is equivalent to negating the CREF arguments in Section **I**. The Proposal is either prescriptive, or it is not. Because it is advisory, the Proposal does not attempt to define precisely what is the fiduciary duty of the CREF Trustees. Since, as CREF states, there are various "...ways to comply with the duty that directors owe to a corporation", the Proposal adds an advisory guideline for selecting such ways.

"II The Proposal may be excluded because it has been substantially implemented."

CREF's statement in section **II** that "...each of the CREF Trustees are persons who are not deemed to be 'interested persons' of CREF under the 1940 Act" is false. Although he is due to retire shortly, one CREF Trustee has been a Trustee and an Interested Person since 1995.

Because of the at-cost arrangement for advisory services cited by CREF, and the decline of the Net Assets of the CREF Stock Fund (by far the largest asset account available to CREF shareholders, and one of the two funds they have pledged to avoid discontinuing), the advisory fees, as a percentage of Net Assets, have almost doubled between 2000 and 2003. The Total Annual Expenses, as a percentage of Net Assets, have increased by 50% between 2000 and 2003.

This comparison is not made in the body of the Proposal because setting specific targets for Expense Ratios could justify the exclusion of the Proposal. These data are presented here only to rebut the contention in Section **II** that "CREF obtains its advisory services through an at-cost arrangement that CREF believes is extremely favorable to participants."

CREF states in the Omission Letter that "The CREF Trustees, all of whom also serve as trustees of other investment companies affiliated with CREF and TIAA (the 'Other TIAA-CREF Funds')..." This suggests, as it would at any other fund complex, that there is no end to the implementation of the vigilance needed to maintain each Trustee's fiduciary duty to each individual fund he or she governs.

"III The Proposal may be excluded because it is false and misleading.

"A. The Proposal impugns the character of the Trustees"

This section is false and misleading. Nowhere does the Proposal allege improper, illegal, or immoral conduct by anyone, nor does it accuse the CREF Trustees of failing to comply with their fiduciary duties. As stated in its' first sentence, the Proposal notes that "...government regulations are ambiguous as to whether the *primary* fiduciary duty of the board of directors of a mutual fund is to the shareholders or to the company." The Proposal suggests a principle for reaching a decision when the fiduciary duty of the CREF trustees to CREF might be found to conflict with their fiduciary duty to the shareholders. There is no accusation that, absent the adoption of the Resolution, such conflicts were *previously* resolved in an improper way.

"B. The proposal is vague and indefinite."

This is an "advisory" resolution. The implementation of the recommendation has been intentionally left to the CREF Trustees. Although I considered, for example, calling for competitive bidding for the investment advisory contract, I did not wish to prescribe specific actions of ordinary business to the CREF Trustees.

It is not possible, as suggested in this section, to read the Proposal to suggest that CREF Trustees owe an enhanced or special fiduciary duty to CREF participants as compared to investors in the Other TIAA-CREF Funds. The Proposal does state (as yet, without contest) that some of the Other TIAA-CREF Funds receive more favorable expense treatment from the same advisors. That can be read to suggest that the CREF Trustees might need to assure that their fiduciary duty is at the *same* level as that of the Trustees of the Other TIAA-CREF Funds, especially as the two groups of Trustees overlap.

However, if CREF will agree not to challenge the revised proposal as "ordinary business of the CREF", or on any other grounds, I would agree to replace the BE IT RESOLVED clause of the Proposal with "...that all future fund management and advisory contracts will include a 'most-favored nations' clause requiring equal advantages for all TIAA and/or CREF funds contracted by the manager and/or advisor." This does *not* appear in "Revision 1" of the Proposal (Appendix A) because CREF has not yet seen or approved the suggested revision ("Revision 2") or conditions.

"IV. The Proposal may be excluded because it relates to the ordinary business of the CREF"

CREF's citation of Clemente Global Growth Fund Inc. (Feb 14, 1997) suggests that the Proposal's reference to Administrative and Investment Management expenses is entirely proper. Although the Proposal does not specifically call for competitive proposals for a new investment advisor, the fact that CREF shareholders currently pay, without limit ("at-cost") for those services, suggests that a fiduciary for shareholders would have to consider whether failure to obtain such proposals is consistent with their fiduciary duty. In the above-cited case, the Staff stated that such a proposal went "beyond" ordinary business.

Because the investment advisor and administrative services providers for the CREF Funds, and for "the Other TIAA-CREF Funds" are the same, *not-for-profit* subsidiaries of TIAA, the (so far, uncontested by CREF) statement in the Proposal that similar services are being provided to some of "the Other TIAA-CREF Funds" "at rates that are lower, capped, and / or with waivers of actual incurred costs", is not equivalent to similar differences at for-profit funds, with for-profit advisory companies. To be specific, if a not-for-profit has agreed to waive certain expenses, how are those expenditures paid for? The fact that advisory and administrative expenses in the CREF funds are adjusted quarterly to reflect the actual expenses incurred is also unusual. It is why the responsibility of the CREF Trustees to treat fairly both the CREF Funds and "the Other TIAA-CREF Funds" for which they serve as Trustees is so important.

I agree to the exclusion of the enumerated specific marketing matters clause cited in the third paragraph of Section **IV** of the CREF Omission Letter. (Please refer to "Revision 1" of Proposal attached as Exhibit A.)

"V The Proposal may be excluded because it relates to a board election."

CREF's statement in this section that "...the Proposal is nothing more than an allegation that the CREF Trustees have violated their fiduciary duty.", is false and misleading. The most explicit criticism in the original language of the Proposal raised the possibility that certain marketing decisions "...may or may not be in the best interest of participants." I have agreed above to exclusion of that clause.

The Proposal language "...beginning with the next Directors' election following the adoption of this resolution" was specifically intended to avoid derogating or recommending actions to *sitting* directors. The Proposal does not make any reference to, or advocacy whatsoever for or against the election of any or all of the candidates expected to be placed for election at the meeting.

CREF's statement in this section that "...improper conduct has been alleged" is false and misleading. The Proposal lists certain past business decisions, but does not describe them as improper or illegal under the CREF Trustees *current* fiduciary duty. Contrary to CREF's discussion and case citation (CREF Footnote 14) the Proposal does not call for the termination of any of the CREF Trustees.

In view of the foregoing, I respectfully request that the Staff *do not* confirm to CREF that it will not recommend that enforcement action be taken if CREF omits the Proposal from its' 2004 Proxy Materials. I further respectfully request that the Staff advise CREF that it cannot rely on rule 14a-8 if they exclude the Proposal..

Sincerely yours,



Cc: Mr. George Djurasovic, Ms. E. Laverne Jones

Timothy H. Buchman, 430 Meer Avenue, Wyckoff, NJ 07481 (http://crefwatch.home.att.net/), owning 595.293 accumulation units in the CREF Stock Account, and 576.413 accumulation units in the CREF Inflation-Linked Bond Account intends to present the following resolution at the 2004 annual meeting.

Whereas, government regulations are ambiguous as to whether the *primary* fiduciary duty of the board of directors of a mutual fund is to the shareholders or to the company, and

Whereas, the current draft of the "reform-oriented" Senate Bill 1971 states, for example, only that contracts between a fund and the advisor be "in the best interests of the company"; and

~~Whereas, new Administrative Expenses, such as an increased marketing budget, and support of sports competitions and museum exhibitions may or may not be in the best interest of participants; and~~

Whereas, the *same* personnel who perform Investment Management and other services for CREF retirement participants are performing *similar services* to Institutional and Retail mutual fund customers at rates that are lower, capped, and / or with waivers of actual incurred costs;

THEREFORE BE IT RESOLVED that, beginning with the next Trustees' ~~Directors'~~ election following the adoption of this resolution, the primary fiduciary duty of the CREF Board of Trustees' ~~Directors~~ ought to be first and foremost to the participants.

Participant's Supporting Statement:
When CREF's business consisted almost entirely of retirement annuities in its' *own* tax-deferred accounts, participants had little reason to worry that anyone else might be "getting a better deal" than they were.

The interests of CREF (for example, to promote new retail products, or to interest outside plan administrators in CREF products, or to induce non-employee financial advisors to recommend CREF products to their own customers) may no longer be *assumed* to be those of current retirement participants.

In fact, investors in the CREF Stock Fund variable annuity (selected here as a prime example of the traditional "college retirement" product) paid more for Investment Management services alone, and more in total fees to TIAA-CREF affiliated companies than did investors in comparable funds in the Institutional and Retail CREF fund classes. Elliot Spitzer has described such (generally, legal) differences as unfair to investors. He has received no support from the SEC towards his position.

Investment Management, in particular, cannot be argued to be more expensive for retirement accounts. It could be expected that an 80%-indexed fund is cheaper to manage if it is larger, as is the CREF Stock Fund. But because the CREF Stock Fund is required to pay "actual costs", and the other lines of business are not, there is no limit on its' expenses. They rose 50% between 2000 and 2003.

This resolution does not mean that CREF should damage itself to make profits for the participants. A fiduciary is not required to take food out of her own mouth to feed an impoverished client. Rather, it formalizes the original mission of the organization, to improve the financial status of participants.



College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206
212-490-9000

Lisa Snow
Vice President and Chief Counsel
(212) 916-5541
(212) 916-5760 FAX
lsnow@tiaa-cref.org

March 30, 2004

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20054

Re: College Retirement Equities Fund's Omission of Shareholder Proposal of Timothy H. Buchman

Dear Mr. Kotapish:

On February 24, 2004, the College Retirement Equities Fund ("CREF") sent a no-action letter request (the "CREF Request") to the staff of the Securities and Exchange Commission (the "Staff") in response to a shareholder proposal (the "Proposal") submitted to CREF by Timothy H. Buchman (the "Proponent") dated February 9, 2004. On February 26, 2004, CREF received a letter from the Proponent (the "February 26th Letter") in which he offered to amend the Proposal (the "Amended Proposal"). CREF continues to seek the exclusion of the original Proposal and in addition seeks the exclusion of the Amended Proposal for the various deficiencies initially addressed in the CREF Request as supplemented below.

In the February 26th Letter, Proponent seeks to clarify the original Proposal by stating that the Proposal was intended as an "advisory guideline" for selecting the ways in which the CREF Trustees may fulfill their fiduciary duties. The specific resolution contained in the Proposal states:

> THEREFORE, BE IT RESOLVED that, beginning with the next Directors' election following the adoption of this resolution, the primary fiduciary duty of the CREF Board of Directors ought to be first and foremost to the participants.

We believe that the language of the Proposal is overly vague for inclusion in the CREF proxy statement – if the Proposal were included, shareholders would be uncertain as to the substance of the Proposal they were voting on, and the Board of Trustees would be uncertain as to how to implement the Proposal if it were to be adopted.

As noted in the CREF Response, this resolution may be interpreted in a number of different ways. If, for example, participants were to interpret the resolution as an attempt to redefine CREF's fiduciary duties under law, CREF would lack the power or authority to implement it. If the resolution were interpreted as a message urging the Trustees to comply with their existing fiduciary duties, the requested action would already have been taken. If participants were to interpret the resolution as a request to place the interests of CREF participants over and above those of the shareholders of other investment companies within the TIAA-CREF group of companies, the requested action would be impermissible under law. Finally, if the proposal were read to be an "advisory guideline" as Proponent suggested was his intention in the February 26th Letter, it would be too vague for implementation by the Trustees and too unclear to put before the shareholders for a vote.[1]

We note that Proponent attempts to clarify the intent behind the submission of the original Proposal in the February 26th letter. We suggest that in assessing its excludability, the language of the Proposal be read on its face, as this is the language that will be presented to shareholders if CREF is required to include the proposal within the proxy materials.

We further note that Proponent proposes to repair the original Proposal by striking certain language in the Amended Proposal. We do not find this a satisfactory solution as we do not think the Amended Proposal would correct the fundamental flaws identified above and in the CREF Request. We also suggest that the Amended Proposal be considered a new proposal[2] for purposes of the deadline for the submission of proxy proposals under Rule 4a-8(e).

We trust this additional information and clarification is helpful in resolving this matter so that the Staff may advise us that it will not recommend any enforcement action if the Proposal and the Amended Proposal are excluded from CREF's proxy materials for its 2004 annual meeting.

If you have any questions concerning our request or require any additional information, please contact the undersigned at (212) 916-5541.

Sincerely,



Lisa Snow

cc: Jeremy J. Buchman

[1] See Fuqua Industries, Inc. (March 12, 1991).
[2] See Sears, Roebuck and Co. (Feb. 7, 2000).

TIMOTHY H. BUCHMAN
430 MEER AVENUE
WYCKOFF, NEW JERSEY 07481-1805

(201) 848-9491

April 2, 2004 (Six (6) paper copies)

William J. Kotapish, Esq., Assistant Director
Division of Investment Management
Securities and Exchange Commission
450 5th Street NW
Washington DC 20549

Re: College Retirement Equities Fund's Omission of Shareholder Proposal of Timothy H. Buchman
(CREF's "Omission Letter" of February 24, 2004 to the Commission)

Dear Mr. Kotapish:

I do not plan to submit any additional revisions to the proposal accompanying my letter of February 26, 2004 (the "Amended Proposal".) Please consider some brief comments on CREF's letter to the Commission of March 30, 2004 (the "March 30 Letter"):

As I observed in the February 26 Letter, my proposal either directs the board to take actions or it is vague. CREF cannot simultaneously argue that it is both. The March 30 Letter is disingenuous in criticizing my phrase "advisory guideline" in the February 26 Letter. That word is an accurate description of virtually all shareholder resolutions. If they are not "advisory" they will be successfully excluded.

CREF asks that my Amended Proposal be, in effect, considered a new (and *late*) proposal. In fact, CREF has itself asked for various extensions of time in the CREF Request. Since my original proposal (the Proposal was timely submitted, and my rebuttal to CREF (the February 26 Letter and accompanying Amended Proposal) was timely submitted, CREF has no justification for this request.

Finally, I respectfully present an excerpted reference to the Commission's press release 2003-176:

> **...Therefore, we see no legitimate basis for the Commission to act as a "rate-setter" and determine how much mutual fund customers should pay for the services they receive in the future from Alliance Capital. This decision is better left to informed consumers, independent and vigorous mutual fund boards, and the free market. ...**

My shareholder proposals (the Proposal and the Amended Proposal) were submitted in this spirit. Most shareholders do not read their prospectus in detail, and most boards have little direct contact with the views of their customers. The proxy proposal process is vital in implementing the free market decision-making the Commission wishes to promote.

I attended the 2003 Annual meeting of CREF, where I made perhaps the first speech (because of CREF's admirable record in the past) they've ever heard on "expenses". Even a resolution that is eventually defeated serves to "inform" both consumers and the board.

I acknowledge prompt receipt of CREF's March 30 Letter, despite the incorrect first name for me.

Sincerely yours,



cc: Lisa Snow, CREF Chief Counsel